

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 12, 2020

Gary S. Loffredo
Chief Operating Officer
Cinedigm Corp.
237 West 35th Street, Suite 605
New York, NY 10001 (212) 206-8600

      Re: Cinedigm Corp.
          Registration Statement on Form S-3
          Filed May 12, 2020
          File No. 333-238183

Dear Mr. Loffredo:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Jennifer López at 202-551-3792 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services